U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer subject to
    Section 16.  Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Holdings Reported

1.   Name and Address of Reporting Person
     Cifolelli      Rudolfo           D.
     (Last)         (First)        (Middle)

     1138 Fox Chase Road
                    (Street)

     Bloomfield Township Michigan       48301
     (City)              (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     December 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [ ] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

                          Senior Vice President and CIO
                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at End        Direct            Bene-
                      (Month/         8)                      (A)                   of Issuer's         (D) or            ficial
                       Day/                                    or                   Fiscal Year         Indirect          Owner-
                       Year)                       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----------     --------    ---    -------     ------------------  ----------------  -------------
Common Stock       12/31/98            G             1         A     N/A         1                        D


                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     of        direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    Deriva-   Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     tive      ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security                       ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-  Expir-            Num-             Year      rect (I)
                                                             cis-   ation    Title    ber of           (Instr.   (Instr.
                                             (A)      (D)    able   Date              Shares           4)        4)
---------- --------- --------- ---------- --------  -------- ------ -------- -------- ------ --------- --------- --------- --------
Stock                Nov. 16,      A                                Nov. 16, Common
Option     $16.438   1998                  7,000             <F1>   2008     Stock    7,000   0        7,000     D


<F1>
The option vests in three equal annual installments beginning on November 16, 1999.

Explanation of Responses:
See footnote above.


                              Rudolfo D. Cifolelli          January 27, 1999
                              --------------------------    -----------------
                              **Signature of                     Date
                                Reporting Person

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).